SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                               LTI Holdings Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   50217T100
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                                 (CUSIP Number)

                                Steven N. Bronson
                               16 East 52nd Street
                                    Suite 501
                            New York, New York 10022
                                 (212) 872-1623

                                 with a copy to:

                             Steven D. Dreyer, Esq.
                      Hall Dickler Kent Friedman & Wood LLP
                                909 Third Avenue
                            New York, New York 10022
                                 (212) 339-5580
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 18, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50217T100               SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven N. Bronson
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        225,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               225,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      225,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.06%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


                                  SCHEDULE 13D

Item 1.     Security and Issuer.

            This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of LTI Holdings Inc., a Delaware corporation (the "Issuer"). The Issuers' principal place of business is located at 5115 New Peachtree Road, Atlanta, Georgia 30341.

Item 2.     Identity and Background.

            (a) This Schedule 13D is filed on behalf of Steven N. Bronson.

            (b) Mr. Bronson's business address is 16 East 52nd Street, Suite 501, New York, New York 10022.

            (c) Mr. Bronson is the President of Catalyst Financial Corp. ("Catalyst"), a broker-dealer licensed under the Act. The principal place of business of Catalyst is 16 Each 52nd Street, Suite 501, New York, New York 10022.

            (d) During the last five years, Mr. Bronson has not been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Bronson has not, during the last five years been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

            Mr. Bronson purchased (i) 20,000 shares of the Issuer's Common Stock on October 23, 1998 at $.28 per share, (ii) 100,000 shares of the Issuer's Common Stock on July 14, 1999 at $.4375 per share, and (iii) 115,000 shares of the Issuer's Common Stock on August 18, 1999 at $.44 per share. All of the foregoing purchases were made by Mr. Bronson utilizing his personal funds.

                                                               Page 4 of 5 Pages


Item 4.     Purpose of Transaction.

            Mr. Bronson acquired securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease his positions in the Issuer.

            Mr. Bronson does not have any plans or proposals which may relate or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.

                                                               Page 5 of 5 Pages


Item 5.     Interest in Securities of the Issuer.

            (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 225,000 shares of the Issuer's Common Stock, representing approximately 7.06% of the total shares of Common Stock deemed outstanding. With respect to such shares of Common Stock, Mr. Bronson owns of record 225,000 shares of Common Stock, as to which he possesses sole voting and disposition power.

            The foregoing shares of Common Stock do not include any shares held of record which may be maintained in the trading account of Catalyst and, with respect to such shares, Mr. Bronson disclaims beneficial ownership.

            (c) Not applicable.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            None.

Item 7.     Material to be Filed as Exhibits.

            Not applicable.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Date: September 2, 1999                 /s/ Steven N. Bronson
                                        ----------------------------------------
                                        Steven N. Bronson